November 2, 2018

Ping Chen
Chief Executive Officer
Lianluo Smart Limited
Room 2108, 21st Floor
China Railway Construction Building
No. 20 Shijingshan Road, 100040, Beijing, China

       Re: Lianluo Smart Limited
           Registration Statement on Form F-3
           Filed October 15, 2018
           Amendment No. 1 to Registration Statement on Form F-3
           Filed October 31, 2018
           File No. 333-227817

Dear Mr. Chen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eric Atallah at (202) 551-3663 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Electronics and Machinery
cc:    Yang Ge